SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 April 26, 2002



                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  X      Form 40-F
                           ------             ----------

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                       No    X
                     ------                    -------

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                                    EXHIBITS


Exhibit 1.   Press release dated April 26, 2002 announcing quarterly dividend

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 26, 2002                           BUNGE LIMITED



                                                By: /s/ William M. Wells
                                                   ----------------------------
                                                Name:  William M. Wells
                                                Title: Chief Financial Officer

[GRAPHIC OMITTED]                                                     Exhibit 1.
                                               Contact:  Steward Lindsay
                                                         Edelman PublicRelations
                                                         1-212-704-4435

             Bunge Limited Declares Regular Quarterly Cash Dividend


WHITE PLAINS, NY -- April 26, 2002 -- Bunge Limited (NYSE: BG) announced that its Board of Directors declared a regular quarterly cash dividend of $0.095 per share. The dividend is payable on Thursday, May 30, 2002 to shareholders of record on Wednesday, May 15, 2002. Bunge Limited had 99,248,733 common shares outstanding on March 31, 2002.



About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 17 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in Latin America.






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